FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2005

AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 13.9%, Operating Income Increased 18.4%, EBITDA(1) Up 7.2%, Net Income Increased 48.0% to US$0.24 per ADR

YEAR TO DATE

Revenues Up 12.7%, Operating Income Increased 9.0%, EBITDA(1) Up 2.2%, Net Income Increased 27.0% to US$0.85 per ADR

(Santiago, Chile, October 28, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full year ended September 30, 2005. All US dollar figures are based on the exchange rate effective September 30, 2005 (US$1.00 = Ch$529.20).
COMMENTS FROM THE CEO

The third quarter of 2005 was very positive for CCU. Net income grew 48.0%, operating income increased 18.4%, consolidated revenues rose by 13.9% and EBITDA grew 7.2%. These good results are attributable to higher volumes in almost all of our business segments, as well as price adjustments in almost all of our product categories to mitigate, in part, the effect of higher costs and inflation.

The Chilean beer segment had a good performance with 19.8% higher operating income explained by prices and volumes that grew 6.1% and 4.9%, respectively. In July, we updated the image of our main brand, Cristal, with a new marketing campaign and packaging innovations.

The Argentine beer business results for the quarter are distorted due to exchange rate variations. Nevertheless, in US dollar terms, the performance of our Argentine subsidiary was very positive, having improved revenues by 32.7% and operating results by 83.3%, due to 25.4% higher prices in US dollar terms and a 5.7% volume growth.

The wine segment profitability was affected mainly by the 12.0% appreciation of the Chilean peso that resulted in an average of Ch$75 less in revenue for each dollar exported by Viña San Pedro during the quarter. This negative effect was partially offset by 15.9% increase in export prices in dollar terms and 6.1% higher prices in the domestic market. Not considering the wine business, revenues, operating income and EBITDA have increased 17.6%, 52.0% and 19.1%, respectively.

During the quarter, the performance of the soft drinks segment stood out. Its operating result grew 121.4%, reaching Ch$2,256 million (US$4.3 million), as a consequence of higher volumes and prices in almost all categories. Worth mentioning is the excellent performance of the new Cachantun product, "Mas", which explains the 34.0% increase in mineral water sales, as well as the good performance of nectar Watt's that grew by 16.2% during the quarter.

Finally, the pisco business continues with the consolidation process between Control and Pisconor. In July, the pisco sales force began selling the complete pisco portfolio in the Metropolitan area and supermarkets; during the fourth quarter this process will be extended to the whole country.
CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'05 Total revenues increased 13.9% to Ch$111,059 million (US$209.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 4.9% in beer Chile, 5.7% in beer Argentina, 3.0% in the soft drinks segment, 19.0% in the Chilean domestic wine business, 236.2% and 34.0% in the pisco and Argentinean wine businesses, respectively. The increase in average prices is explained by higher prices in pisco, beer Chile, soft drinks segment and domestic wine, partially offset mainly by lower prices in beer and wine from Argentina when translated to Chilean pesos. In dollar terms, prices in beer Argentina improved 25.4%.

YTD Accumulated revenues increased 12.7% and amounted to Ch$339,427 million (US$641.4 million).

Revenues by segment
	Q3 (US$ million)
	2004		2005		% Chg.
Beer - Chile	63.3	34.4%	70.4	33.6%	11.3%
Beer - Argentina	15.1	8.2%	14.7	7.0%	-2.8%
Soft Drinks & Mineral Water	51.7	28.1%	56.3	26.8%	8.8%
Wine	46.3	25.1%	47.7	22.7%	3.1%
Pisco	4.4	2.4%	16.9	8.1%	281.0%
Others	3.4	1.8%	3.9	1.8%	14.3%
TOTAL	184.2	100.0%	209.9	100.0%	13.9%

	Year to Date (US$ million)
	2004		2005		% Chg.
Beer - Chile	212.8	37.4%	235.0	36.6%	10.4%
Beer - Argentina	55.8	9.8%	58.9	9.2%	5.5%
Soft Drinks & Mineral Water	162.4	28.6%	177.1	27.6%	9.0%
Wine	118.5	20.8%	123.1	19.2%	3.9%
Pisco	11.4	2.0%	36.2	5.6%	218.5%
Others	7.9	1.4%	11.1	1.7%	40.0%
TOTAL	568.9	100.0%	641.4	100.0%	12.7%

GROSS PROFIT

Q3'05 Increased 13.9% to Ch$53,216 million (US$100.6 million) as a result of 13.9% higher revenues, partially offset by 14.0% higher cost of goods sold, which amounted to Ch$57,843 million (US$109.3 million). The increase in cost of goods sold is mainly explained by the higher level of pisco sales, as well as higher costs in almost all businesses. In Q3'05, the gross profit margin, as a percentage of sales, remained almost flat at 47.9%, recovering from a decrease during the first half of the year.

YTD Increased 10.5% to Ch$169,947 million (US$321.1 million). The consolidated gross margin decreased 1.0 percentage point to 50.1%.

OPERATING RESULT

Q3'05 Amounted to Ch$9,795 million (US$18.5 million), 18.4% higher than Q3'04, mainly due to 13.9% higher gross profit, partially offset by 12.9% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$43,421 million (US$82.1 million) in Q3'05, mainly due to higher SG&A expenses in beer Chile and pisco businesses. SG&A expenses as a percentage of sales decreased from 39.5% in Q3'04 to 39.1% in Q3'05. The consolidated operating margin for the period increased from 8.5% to 8.8%.

YTD Increased 9.0% to Ch$40,165 million (US$75.9 million). The consolidated operating margin decreased 0.4 percentage points to 11.8%.

Operating Income and Operating Margin by Segment
	Q3			Q3
	Operating Income (US$ million)			Operating Margin
	2004	2005	% Chg	2004	2005
Beer - Chile	10.2	12.2	19.8%	16.1%	17.3%
Beer - Argentina	-1.9	-0.3	82.2%	-12.3%	-2.3%
Soft Drinks & Mineral Water	1.9	4.3	121.4%	3.7%	7.6%
Wine	4.6	1.7	-63.0%	9.9%	3.5%
Pisco	-0.6	-0.6	-3.2%	-13.5%	-3.7%
Others	1.5	1.3	-8.0%	43.0%	34.6%
TOTAL	15.6	18.5	18.4%	8.5%	8.8%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2004	2005	%Chg	2004	2005
Beer - Chile	52.3	56.9	8.8%	24.6%	24.2%
Beer - Argentina	-2.4	0.4	NM	-4.4%	0.6%
Soft Drinks & Mineral Water	11.7	15.1	28.5%	7.2%	8.5%
Wine	7.5	6.0	-21.0%	6.4%	4.8%
Pisco	-3.5	-4.5	-26.6%	-31.2%	-12.4%
Others	4.0	2.1	-48.7%	50.7%	18.6%
TOTAL	69.6	75.9	9.0%	12.2%	11.8%

EBITDA

Q3'05 Increased 7.2% to Ch$20,148 million (US$38.1 million) compared to Q3'04, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.1 percentage points lower than in Q3'04 at 18.1%. This quarter, the depreciation of agricultural assets and barrels, which are included in the direct cost of wine, were considered in the calculation of EBITDA. This new criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

YTD Increased 2.2% to Ch$70,700 million (US$133.6 million). The EBITDA margin decreased 2.2 percentage points to 20.8%.

Ebitda by Segment
	Q3			Q3
	EBITDA (US$ million)			EBITDA margin
	2004	2005	% Chg	2004	2005
Beer - Chile	18.9	21.2	12.0%	29.9%	30.1%
Beer - Argentina	0.7	1.6	116.9%	4.9%	11.0%
Soft Drinks & Mineral Water	7.6	9.1	20.2%	14.7%	16.2%
Wine	6.8	4.5	-34.3%	14.7%	9.4%
Pisco	-0.5	-0.2	64.6%	-11.0%	-1.0%
Others	1.9	1.8	-5.1%	57.3%	47.6%
TOTAL	35.5	38.1	7.2%	19.3%	18.1%

	Year to Date			Year to Date
	EBITDA (US$ million)			EBITDA margin
	2004	2005	% Chg	2004	2005
Beer - Chile	78.5	83.3	6.2%	36.9%	35.4%
Beer - Argentina	6.5	7.7	18.6%	11.7%	13.1%
Soft Drinks & Mineral Water	29.0	29.6	2.0%	17.8%	16.7%
Wine	14.4	12.8	-10.9%	12.1%	10.4%
Pisco	-3.2	-3.4	-6.0%	-28.0%	-9.3%
Others	5.6	3.6	-36.3%	70.7%	32.2%
TOTAL	130.7	133.6	2.2%	23.0%	20.8%

NON-OPERATING RESULTS

Q3'05 Decreased Ch$256 million (US$0.5 million) compared to the same quarter last year, from a loss of Ch$1,612 million (US$3.0 million) to a loss of Ch$1,868 million (US$3.5 million). The decrease in non-operating results is mainly explained by:

    Price level restatement, which decreased from a gain of Ch$632 million (US$1.2 million) to a loss of Ch$712 million (US$1.3 million) in Q3'05, due to a higher price level restatement of liabilities, mainly cross-currency swaps indexed in UF.

    Interest expenses, which increased from Ch$1,430 million (US$2.7 million) in Q3'04 to Ch$1,841 million (US$3.5 million) in Q3'05, mainly due to higher debt related to the pisco business.

These negative effects were partially offset mainly by:

    Other non-operating income/expenses, which improved from a loss of Ch$228 million (US$0.4 million) in Q3'04 to a gain of Ch$642 million (US$1.2 million) this quarter, mainly due to the revaluation of some disposable assets.

    Foreign currency exchange result, which increased from a gain of Ch$154 million (US$0.3 million) to a gain of Ch$745 million (US$1.4 million), due to the appreciation of the Chilean peso.

YTD Improved from a loss of Ch$6,964 million (US$13.2 million) to a loss of Ch$6,219 million (US$11.8 million).

NET INCOME

Q3'05 Increased from a gain of Ch$5,371 million (US$10.1 million) to a gain of Ch$7,948 million (US$15.0 million), mainly due to higher operating results, lower minority interest charges and income tax credits, the effect of which was partially offset by lower non-operating results. The income tax credits are mainly explained by deferred tax assets generated from the merger of two subsidiaries.

YTD Increased from Ch$22,494 million (US$42.5 million) to Ch$28,568 million (US$54.0 million), mainly due to improved operating and non-operating results, as well as lower income taxes and lower minority interest charges.
SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q3'05.)
BEER CHILE

Revenues increased 11.3% to Ch$37,272 million (US$70.4 million), as a result of 4.9% higher sale volumes and 6.1% higher real average prices.

Operating Income increased 19.8% to Ch$6,440 million (US$12.2 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. Cost of goods sold increased 4.4% to Ch$14,416 million (US$27.2 million), mainly due to higher energy costs associated with the Argentine gas crisis, higher production and transportation costs related to the increase in oil prices. As a percentage of sales, cost of goods sold decreased from 41.3% in Q3'04 to 38.7% in Q3'05. SG&A increased 14.8% to Ch$16,417 million (US$31.0 million) reaching 44.0% of sales, 1.3 percentage points higher than in Q3'04, mainly due to higher distribution and marketing expenses. The operating margin increased from 16.1% in Q3'04 to 17.3% in Q3'05.

EBITDA increased 12.0% to Ch$11,216 million (US$21.2 million), while the EBITDA margin was 30.1% of sales, 0.2 percentage points higher than in Q3'04.

Comments In July 2005, in order to strengthen the value of Cristal, the Company's main brand, a new marketing campaign with a new image was launched, including a new one-liter returnable bottle, as well as a new one-liter disposable bottle. Additionally, in September Cristal launched a new one-and-a-half liter one-way plastic bottle and a five liter one-way barrel. In spite of higher prices, volumes continued their ascent. All key brands increased their volumes. The largest increases were in Escudo, Heineken and Kunstmann.

BEER ARGENTINA

Revenues measured in Chilean pesos decreased 2.8% to Ch$7,780 million (US$14.7 million), due to 7.2% lower prices, partially offset by 5.7% higher sales volumes. Nevertheless, in US dollar terms, prices increased 25.4% and revenues grew 32.7%.

Operating Income measured in Chilean pesos improved 82.2% from a loss of Ch$987 million (US$1.9 million) in Q3'04 to a loss of Ch$176 million (US$0.3 million) in Q3'05, as a result of lower cost of goods sold and SG&A expenses, the effect of which was partially offset by lower revenues. Cost of goods sold decreased 12.0%, reaching Ch$4,151 million (US$7.8 million) this quarter. As a percentage of sales, cost of goods sold decreased from 59.0% to 53.4%. Cost of goods sold of our subsidiary in Argentina, measured in US dollar terms increased 20.4%, mainly due to higher direct costs. SG&A expenses, measured in Chilean pesos decreased 10.9%, from Ch$4,271 million (US$8.1 million) to Ch$3,804 million (US$7.2 million). As a percentage of sales, SG&A expenses decreased from 53.4% to 48.9%. SG&A expenses of our subsidiary in Argentina, measured in US dollar terms, increased 20.9%, mainly due to higher distribution and marketing expenses. Therefore, in US dollar terms, our subsidiary in Argentina improved its operating results by 83.3%.

EBITDA increased 116.9% from Ch$394 million (US$0.7 million) to Ch$854 million (US$1.6 million) this quarter, while the EBITDA margin was 11.0%, compared with 4.9% in Q3'04.

Comments The profitability of this segment continues improving in dollar terms, with higher volumes and better prices. Prices increased from US$33 per HL in Q3'04 to US$41 per HL in Q3'05. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of September 2005 converted to Chilean pesos at the exchange rate of September 30, 2005, minus the results in US dollars as of June 2005 converted to Chilean pesos at the exchange rate of June 30, 2005, the latter adjusted by the Chilean Q3'05 inflation rate. Sales volumes increased mainly in the premium nationwide brands, Heineken and Budweiser, with growth of 24% and 7%, respectively.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.8% to Ch$29,770 million (US$56.3 million), due to 5.6% higher prices, mainly in the mineral water and soft drinks categories, as well as 3.0% higher sales volumes in the segment.

Operating Income increased 121.4% to Ch$2,256 million (US$4.3 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. Cost of goods sold increased 1.5% to Ch$13,632 million (US$25.8 million) during Q3'05, mainly due to higher direct costs of mineral water whose volumes grew 34.0%. As a percentage of sales, cost of goods sold decreased from 49.1% to 45.8%. SG&A expenses increased 7.5% to Ch$13,882 million (US$26.2 million), mainly due to higher marketing expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expenses decreased from 47.2% to 46.6%.

EBITDA increased 20.2% to Ch$4,829 million (US$9.1 million), while the EBITDA margin was 16.2% of sales, 1.5 percentage points higher than in Q3'04.

Comments Mineral water and nectars continued their positive trends during the quarter growing 34.0% and 16.2%, respectively. Soft drinks decreased 5.4% mainly due to colder weather than in Q3'04 and the 6% price increase carried out in June. During September, Bilz y Pap launched a new media campaign for children focusing on "living in a better world".

WINE

Revenues increased 3.1% to Ch$25,241 million (US$47.7 million), due to almost flat sales of bottled wine, explained by 4.1% higher volumes, partially offset by 3.8% lower average prices, and higher bulk wine sales. In spite of lower average prices in Chilean pesos, prices in the domestic market grew 6.1% and export prices increased 15.9% in US dollars.

Operating Income decreased from Ch$2,418 million (US$4.6 million) to Ch$896 million (US$1.7 million) in Q3'05, mainly due to higher cost of goods sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold increased 10.6% from Ch$16,228 million (US$30.7 million) in Q3'04 to Ch$17,947 million (US$33.9 million) this quarter, mainly due to higher direct costs. As a percentage of sales, cost of goods sold increased from 66.3% in Q3'04 to 71.1% in Q3'05. SG&A expenses increased 9.7% to Ch$6,398 million (US$12.1 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 23.8% to 25.3%. Accordingly, the operating margin decreased from 9.9% in Q3'04 to 3.5% in Q3'05.

EBITDA decreased Ch$1,237 million (US$2.3 million) to Ch$2,368 million (US$4.5 million) in Q3'05, while the EBITDA margin decreased from 14.7% to 9.4%.

Comments During the quarter, the profitability of this segment was affected by the appreciation of the Chilean peso (the average exchange rate decreased Ch$75 or 12.0% during the quarter) and by the higher raw material costs. During the quarter, VSP launched a new design for Gato Negro's export bottle.
PISCO

Revenues increased 281.0% to Ch$8,953 million (US$16.9 million), mainly due to 236.2% higher volumes, as a result of the merger between Control and Pisconor that created Compañía Pisquera de Chile. For this reason, the results are distorted when compared to the previous year.

Operating Income decreased from a loss of Ch$318 million (US$0.6 million) to a loss of Ch$328 million (US$0.6 million) in Q3'05, mainly due to higher cost of goods sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold as a percentage of sales, decreased from 74.1% to 71.8%. SG&A expenses as a percentage of sales, decreased from 39.5% to 31.9%. Accordingly, the operating margin improved from a negative 13.5% in Q3'04 to a negative 3.7% in Q3'05.

EBITDA improved Ch$167 million (US$0.3 million) from a loss of Ch$259 million (US$0.5 million) to a loss of Ch$91 million (US$0.2 million), while the EBITDA margin improved from a negative 11.0% to a negative 1.0%.

Comments Compañía Pisquera de Chile ("CPCh") is developing the process of unifying the operations of Control and Pisconor using CCU's shared services in order to capture synergies. In July, the pisco sales force began selling the complete pisco portfolio in the Metropolitan area and supermarkets; this process will be expanded to the rest of the country during the fourth quarter. During the same month, CPCh launched "Ruta Sour Pica", a pisco sour ready-to-drink with "pica" lemon flavor.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2005 was 12.3%, similar to the same period of last year.
	ROCE	ROCE
	2005	2004

BEER CHILE	30.5%	29.3%
BEER ARGENTINA	1.5%	0.2%
SOFT DRINKS	15.2%	15.7%
WINE	2.8%	2.0%
CONSOLIDATED	12.3%	12.3%

(Five exhibits to follow)